# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eterna Therapeutics Inc., CIK 0000748592
CUSIP: 114082209
Title of class of securities: Common stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001828224

## Reporting persons
- Nicholas Jason Singer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,565,001; shared voting power 0; sole dispositive power 2,565,001; shared dispositive power 0; aggregate amount beneficially owned 2,565,001 (4.92% of the class)
  Comment: (1) Rows 5, 7 and 9 consist of of (i) 1,000,001 shares of common stock, par value $0.005 per share (the "Common Stock"), of Eterna Therapeutics Inc., a Delaware corporation (the "Issuer"), held by Purchase Capital LLC, of which Mr. Singer is the controlling person ("Purchase Capital"), (ii) 810,000 shares of Common Stock held in Mr. Singer's individual retirement account, for which Pacific Premier Trust serves as custodian (the "IRA Account"), and (iii) 755,000 warrants to purchase Common Stock held in the IRA Account, each of which has an exercise price of $0.005 per share (the "Warrants"). The Warrants may not be exercised to the extent that the aggregate number of shares of Common Stock beneficially owned by Mr. Singer or any other person with whom shares of Common Stock would be aggregated for purposes of determining beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, including Purchase Capital, would exceed 9.99% immediately after exercise thereof.
  
  (2) The percentage in row 11 is calculated based on an aggregate of 51,374,713 shares of Common Stock outstanding as of November 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 12, 2024.
- Purchase Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,000,001; sole dispositive power 0; shared dispositive power 1,000,001; aggregate amount beneficially owned 1,000,001 (1.95% of the class)
  Comment: (1) Rows 5, 7 and 9 consist of 1,000,001 shares of Common Stock held by Purchase Capital, of which Mr. Singer is the controlling person.
  
  (2) The percentage in row 11 is calculated based on an aggregate of 51,374,713 shares of Common Stock outstanding as of November 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Eterna Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A (Amendment No. 4) is filed jointly by the following (collectively, the "Reporting Persons"):

Nicholas Jason Singer; and

Purchase Capital LLC, a Delaware limited liability company ("Purchase Capital").

Mr. Singer and Purchase Capital have entered into a Joint Filing Agreement, pursuant to which they have agreed to jointly file this Schedule 13G/A (Amendment No. 4) in accordance with the provisions of Rule 13d-1(k) of the Act. A copy of such agreement was previously filed with the Securities and Exchange Commission on September 8, 2023 as Exhibit 99.1 to the Reporting Persons' Schedule 13G/A (Amendment No. 2) with respect to the common stock of the Issuer, and such agreement is incorporated herein by reference.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

1395 Brickell Avenue, Suite 800
Miami, Florida 33131
Citizenship: See Row 4 of each Reporting Person's cover page to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Nicholas Jason Singer: 2,565,001
Purchase Capital LLC: 1,000,001
Percent of class:
Nicholas Jason Singer: 4.92%
Purchase Capital LLC: 1.95%
Sole power to vote or to direct the vote:
Nicholas Jason Singer: 2,565,001
Purchase Capital LLC: 0
Shared power to vote or to direct the vote:
Nicholas Jason Singer: 0
Purchase Capital LLC: 1,000,001
Sole power to dispose or to direct the disposition:
Nicholas Jason Singer: 2,565,001
Purchase Capital LLC: 0
Shared power to dispose or to direct the disposition:
Nicholas Jason Singer: 0
Purchase Capital LLC: 1,000,001

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nicholas Jason Singer: /s/ Nicholas J. Singer, Nicholas J. Singer (02/14/2025)
- Purchase Capital LLC: /s/ Nicholas J. Singer, Nicholas J. Singer/Managing Partner (02/14/2025)